VIRYANET LTD.

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Contacts:

Albert Gabrielli	Jack McAvoy

ViryaNet	ViryaNet

Chief Financial Officer	VP, Marketing

508-490-8600, ext 3038	508-490-8600, ext 3090

VIRYANET RECEIVES NOTICE FROM NASDAQ

OF PENDING DELISTING

Company Appeals Determination

Southborough, Mass. — February 10, 2006 — ViryaNet Ltd. (Nasdaq: VRYA) announced today that it has received notice from The Nasdaq Stock Market indicating that the company is not in compliance with the stockholders’ equity requirements for continued listing set forth in Marketplace Rule 4320(c)(2)(B) and that its Ordinary Shares are, therefore, subject to delisting from The Nasdaq Capital Market on the opening of business on February 15, 2006.

ViryaNet has requested a hearing before the Nasdaq Listing Qualifications Panel to review the Staff’s determination and the Panel has agreed to set such hearing on March 9, 2006, which stays the delisting of ViryaNet’s Ordinary Shares. Until the outcome of the hearing is known, ViryaNet’s Ordinary Shares will continue to be traded on The Nasdaq Capital Market.

Marketplace Rule 4320(c)(2)(B) requires the company to have at least one of (1) a minimum $2,500,000 in stockholders’ equity, (2) $35,000,000 market value of listed securities, or (3) $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years. As of September 30, 2005, ViryaNet reported that stockholders’ equity was $1,686,000 and as of February 1, 2006, the market value of its listed securities was approximately $13,108,000 based on 7,364,000

VIRYANET LTD.

shares outstanding and a closing price of $1.78 per share. ViryaNet has reported losses from continuing operations in each of the three most recently completed fiscal years.

As part of the hearing before the Nasdaq Listing Qualifications Panel, ViryaNet intends to present to the Panel a plan to regain compliance with Marketplace Rule 4320(c)(2)(B) by having and sustaining a minimum of $2,500,000 in stockholders’ equity.

There can be no assurance that the Nasdaq Listing Qualifications Panel will decide to allow the company’s Ordinary Shares to remain listed or that any of the company actions will prevent the delisting of its Ordinary Shares from The Nasdaq Capital Market.

About ViryaNet

ViryaNet is a provider of software applications that improve the quality and efficiency of an organization’s service operations. ViryaNet’s flagship product — ViryaNet Service Hub — combines the power of the Internet, the freedom of wireless technologies, and the resources of ViryaNet’s deep service expertise to help companies improve workforce scheduling, dispatching, and activity reporting; customer contract and entitlement automation; and asset, logistics, and depot repair management.

Customers in the utility, telecommunications, retail, and other industries use ViryaNet Service Hub to transition complex service business processes into a manageable, scalable Internet operation, with the goal of increasing service revenues, decreasing service costs, and maximizing customer satisfaction.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements.

VIRYANET LTD.

Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s Form 20-F, dated July 15, 2005, and the other reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.